UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Item 1.01                      Entry into a Material Definitive Agreement

On September 2, 2012, BioLineRx Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Biokine Therapeutics Ltd. (“Biokine”) to in-license the rights to BL-8040, for the treatment of acute myeloid leukemia and other potential oncology indications.  Pursuant to the Agreement, Biokine granted the Company an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high affinity antagonist for CXCR4 and the uses thereof.  A description of the material terms of the Agreement is included in the Company’s Current Report on Form 6-K filed on September 4, 2012, along with a copy of the press release, attached thereto as Exhibit 99.1, issued by the Company announcing the Agreement.

The Company will be submitting a confidential treatment request to the Securities and Exchange Commission requesting confidential treatment of certain portions of the Agreement.  A redacted copy of the Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibit Index

Exhibit 10.1	License Agreement entered into as of September 2, 2012 by and among BioLineRx Ltd. and Biokine Therapeutics Ltd.(1)

(1)	Portions of this exhibit have been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: October 16, 2012